Mail Stop 4561

August 29, 2008

Mr. Cheung Chi Ho
Chief Executive Officer
Uonlive Corporation
(f/k/a China World Trade Corporation)
5/F, Guangdong Finance Building
88 Connaught Road West
Hong Kong

   Re: China World Trade Corporation
     Form 10-KSB for Fiscal Year Ended December 31, 2007
     File No. 000-26119

Dear Mr. Ho:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

          Sincerely,

          Christine Davis
          Assistant Chief Accountant